April 13, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel

Re:                             Boingo Wireless, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-171719

Date Filed:  January 14, 2011, as amended March 21, 2011

Dear Mr. Spirgel:

Boingo Wireless, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 3 (“Amendment No. 2”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto.  A manually executed signature page has been executed prior to the time of this electronic filing and will be retained by the Company for five years.  We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 3, and (ii) three hard copies of Amendment No. 3 which are marked to show changes to the Registration Statement filed on January 14, 2011, as amended March 21, 2011.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated March 29, 2011, from the staff of the Securities and Exchange Commission (the “Staff”).  For your convenience, we have repeated and numbered the comments from the March 29, 2011 letter in italicized print.  The Company’s responses are provided below each comment.

Non-controlling interests, page F-17

1.                                      We note your response to comment nine from our prior comment letter dated March 7, 2011. Please explain what you mean by “the term is generally consistent with the venue agreement”. Further, you state that there is no specified term in the Detroit Operating Agreement, but later state that the annual fixed distribution was increased for the next three years, and that payments due the non- controlling owner end upon termination of the agreement between CCG Detroit and Detroit Metropolitan Wayne County Airport. Please clearly explain and disclose the term over which you are contractually obligated to make fixed payments to the CCG Detroit minority shareholders, and how much those payments are over the contractual term.

RESPONSE TO COMMENT 1:

The Company has revised its disclosure on page F-17 to explain the contractual obligations and payments.

Accounts receivables, net and other receivables, page F-22

2.                                      Please expand your disclosure on page F-22 to discuss the nature of $554 thousand deduction from your reserve balance.

RESPONSE TO COMMENT 2:

The Company has expanded its disclosure to discuss the nature of the deduction.

8. Business acquisitions, pages F-24 - F-25

3.                                      We note your response to comment ten from our prior comment letter dated March 7, 2011, however, we believe the accounting described in your footnote is not GAAP. Notwithstanding your conclusions with respect to materiality, we believe your financial statements and the related footnote disclosures should be consistent with what is prescribed under the applicable accounting literature.

RESPONSE TO COMMENT 3:

The Company has revised its disclosure on pages F-24 and F-25 to be consistent with what is prescribed under the applicable accounting literature.

* * * * *

Please do not hesitate to contact me at (858) 436-8030, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ilan Lovinsky
Ilan Lovinsky

cc:	Edward Zinser